Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of Enterprise Products Partners L.P. of (i) our reports dated February 28, 2007, relating to the consolidated financial statements and financial statement schedule of Enterprise Products Partners L.P. and subsidiaries (the “Company”), and to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2006 and (ii) our report dated February 28, 2007, with respect to the balance sheet of Enterprise Products GP, LLC as of December 31, 2006 appearing in the Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on March 21, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Houston, Texas
April 12, 2007